News Release

Alexco Intersects Multiple Zones of Silver Mineralization to 22.2 Meters True Thickness With Narrower Intervals To 141 Ounces Per Ton Silver Over 1.0 Meters at Bermingham

December 8, 2011 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) today announces interim results from its 2011 drilling program at the Bermingham property, located adjacent to the historical Hector Calumet mine within the Keno Hill Silver District in Canada’s Yukon Territory. Previously-discovered zones of silver mineralization at Bermingham have been confirmed and expanded, with intercepts ranging up to 22.2 meters true width within a complex structural zone. Drill testing has spanned 350 meters along strike with the mineralized zone remaining open 300 meters down plunge, and high-grade intercepts of up to 346.8 ounces per ton (oz/T) silver over 0.12 meters have been recorded. The broad southwesterly-plunging silver and locally gold mineralized zone is focused within three closely-spaced subparallel vein systems. These are localized along a large northeasterly trending regional structural zone that links to the historic Hector Calumet mine, which produced 96 million ounces of silver over its operating life. To date, assay results have been received for 13 out of 26 holes drilled at Bermingham in 2011 and confirm the presence of significantly wide zones of lower grade silver mineralization as well as selective zones more typical of the high grade Keno Hill style mineralization seen elsewhere in the District. Following receipt of all remaining assays by early 2012, Alexco intends to calculate an initial resource estimate for this new Bermingham discovery.

Alexco President and CEO Clynt Nauman noted, “The thick and continuous nature of the Bermingham mineralization appears to be unique for the Keno Hill Silver District. While we may not yet fully understand the size and tenor of the Bermingham deposit, we certainly understand the positive implications of this important discovery, which will clearly require continuation of dedicated and focused drilling efforts in 2012.”

Bermingham Highlights

Using a combination of a 30 gram per tonne (g/t) silver cutoff for higher grade zones and a 10 g/t silver cutoff for broader mineralized zones, as separately noted within the assay tables, current results at Bermingham include the composite assay intervals shown below, restricted to include a maximum of two meters unmineralized internal dilution. All intervals are adjusted to reflect true thickness.

  K-11-0361 intersected two zones of mineralization. In the deeper zone, beginning at 240.82 meters drill depth an interval of 4.58 meters was intersected containing 810 g/t (23.6 oz/T) silver, including 0.12 meters of 11,891 g/t (346.8 oz/T) silver. This mineralized interval is within a 5.78 meter zone (using a 10 g/t silver composite cutoff) from 239.00 meters drill depth containing 645 g/t (18.8 oz/T) silver. In the second zone, an interval of 10.13 meters (using a 10 g/t silver composite cutoff) was intersected from 209.43 meters drill depth containing 77 g/t (2.2 oz/T) silver that includes 3.39 meters from 210.84 meters drill depth at 138 g/t (4 oz/T) including 0.62 meters at 543 g/t (15.8 oz/T) silver.

  K-11-0358 intersected two zones of mineralization: the first comprising 3.67 meters from 180.00 meters drill depth grading 576 g/t (16.8 oz/T) silver, including 0.45 meters containing 2,400 g/t (70 oz/T) silver; and a second zone comprising 9.42 meters from 196.42 meters drill depth grading 290 g/t (8.5 oz/T) silver, including 0.34 meters at 2,103 g/t (61.3 oz/T) silver. This mineralization is present within a broad zone
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  comprising 22.24 meters (using a 10 g/t silver composite cutoff) from 178.70 meters drill depth grading 224 g/t (6.5 oz/T) silver.

  K-11-0369 intersected a 4.44 meter interval from 201.60 meters drill depth grading 597 g/t (17.4 oz/T) silver. This interval is within a broader mineralized zone comprising 17.89 meters (using a 10 g/t silver composite cutoff) from 198.29 meters drill depth grading 248 g/t (7.2 oz/T) silver.

  K-11-0372 intersected two broad zones (using a 10 g/t silver composite cutoff) of mineralization, with the first comprising 6.42 meters from 311.17 meters drill depth grading 236 g/t (6.9 oz/T) silver, and the second interval of 7.66 meters from 345.18 meters drill depth grading 229 g/t (6.7 oz/T) silver. Within the upper zone, a mineralized interval of 3.30 meters from 311.17 meters drill depth grading 447 g/t (13 oz/T) silver is present, including 1.01 meters of 4,840 g/t (141.2 oz/T) silver.

  K-11-0363 intersected two zones of mineralization. The first comprised 6.50 meters from 197.62 meters drill depth grading 390 g/t (11.4 oz/T) silver including 0.38 meters containing 1,320 g/t (38.5 oz/T) silver. This zone is within a broader interval (using a 10 g/t silver composite cutoff) comprising 9.00 meters from 194.00 meters drill depth grading 287 g/t (8.4 oz/T) silver. Beyond this, a second mineralized interval grading 569 g/t (16.6 oz/T) silver over 1.24 meters from 215.51 meters drill depth is also present.

  K-11-0360 intersected mineralization comprising 3.91 meters from 176.65 meters drill depth grading 619 g/t (18.1 oz/T) silver including 0.18 meters grading 7,030 g/t (205 oz/T) silver. This mineralization is within a zone of 5.89 meters (using a 10 g/t silver composite cutoff) from 176.25 meters drill depth grading 416 g/t (12.1 oz/T) silver. An additional zone (using a 10 g/t silver composite cutoff) comprising 12.72 meters from 194.66 meters drill depth grading 52.3 g/t (1.5 oz/T) silver is also present within this hole.

  K-11-0359 intersected 1.54 meters from 165.09 meters drill depth grading 1,046 g/t (30.5 oz/T) silver including 0.31 meters containing 2,470 g/t (72 oz/T) silver. This zone is within a broader zone of 8.80 meters (using a 10 g/t silver composite cutoff) from 156.68 meters drill depth grading 201 g/t (5.8 oz/T) silver.

  K-11-0368 intersected 0.41 meters from 200.03 meters drill depth grading 1,230 g/t (35.9 ounces oz/T) silver. On a broader scale, this hole intersected mineralization over 13.03 meters (using a 10 g/t silver composite cutoff) from 185.00 meters drill depth grading 61.5 g/t (1.8 oz/T) silver.

2011 Bermingham Geology Update and Results

The above results are from the 2011 diamond drilling program, which comprised 26 holes totaling 7,190 meters, to bring the total drilling completed in the Bermingham area by Alexco since 2009 to 10,758 meters in 37 holes. Assay results of 13 holes from the 2011 program have been received to date and are reported here, and are in addition to those previously reported (see news release dated January 24, 2011 entitled “Alexco Identifies New 6.4 to 8.9 Meter Wide Silver Mineralized Zone at Bermingham, Keno Hill, Yukon”). The complete set of assays and results for 2011 Bermingham work will be reported once all outstanding assays are received in early 2012.

The Bermingham area lies at the junction of the historically mined Bermingham and Ruby vein systems located approximately 1.5 kilometers southwest of the historical Hector Calumet mine workings. The 2011 work was designed to establish continuity and extend mineralization in the Bermingham section and to investigate its relationship to the other mineralized vein systems.

The drilling has concentrated in the area under and immediately southwest of the historical Bermingham open pit mine, where the distribution of mineralization is complicated by the presence of several post-mineral faults including the Mastiff Fault that has an estimated oblique, right lateral normal displacement of 77 meters.

In addition to the Bermingham Vein, the newly discovered Aho and Bermingham Footwall vein systems have been integrated into an updated 3D geological model. These new systems tend to be broadly mineralized and in places form a combined width of up to 22.2 meters true width at 224 g/t (6.5 oz/T) silver where the veins merge and numerous smaller splays are developed in the controlling pre-mineral fault structures.

The drilling reported here has been completed over a 350 meter strike length to depths of 300 meters, with the mineralization remaining open at depth to the southwest. The geological continuity of the system to the northeast is not yet resolved.

The mineralization is characterized by the presence of quartz and siderite veins containing high silver grades due to the presence of silver sulphosalts and some native silver, with some gold (to 1.24 g/t over 2.47 meters intercept width in K-11-0364), but with generally low grades of associated base metals. Importantly, the Bermingham discovery is high within the Keno Hill stratigraphic sequence, so there remains significant depth potential in the underlying favourable Keno Hill Quartzite host rock.

Examination of the mineralized intervals clearly indicates that the scope for mineral resources may not necessarily be restricted to the narrower high silver grade style traditionally mined in the Keno Hill District. Table 2 shows mineralized intervals calculated using a 30 g/t silver cutoff grade (with allowance for up to two meters of unmineralized material in the interval). With the recognition of significantly wider intervals containing multiple subparallel veins and vein splays, Table 3 shows the same results calculated at the lower cutoff grade of 10 g/t silver (again with allowance for up to two meters of unmineralized material in the interval). On receipt of all assay results, it is anticipated sufficient information will be available to enable an initial estimate of mineral resources for the Bermingham property using various mining parameters that will provide guidance for further exploration and development options.

Updated composite assay tables, along with a drill hole location map and a long section plot, for the 13 reported drill holes from the Bermingham property are appended to this release, and are available for review on the Company’s website at www.alexcoresource.com.

Notes

The 2011 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the supervision of Alan McOnie, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 (NI 43-101). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples delivered to the assay lab. Drill core samples were shipped to ALS Minerals Labs at Whitehorse, Yukon for preparation, with fire assay and multi-element ICP analyses completed at the ALS Minerals facility in North Vancouver, British Columbia. The disclosure of scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and approved by Mr. McOnie.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today’s global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com.

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

APPENDICES

Table 1
Location of Bermingham 2011 drill holes with assays completed at 30 October.
Map Projection UTM NAD83 Zone 8

DrillHole	Easting	Northing	Elevation	Azimuth	Inclination	Depth(m)
K-11-0358	478835.18	7086727.38	1334.04	309	-68	229.00
K-11-0359	478834.73	7086727.62	1334.04	306	-57	207.00
K-11-0360	478833.48	7086724.96	1334.10	277	-61	221.00
K-11-0361	478834.03	7086724.89	1334.06	277	-71	253.00
K-11-0363	478839.43	7086727.73	1334.22	330	-68	231.00
K-11-0364	479029.32	7086886.15	1327.72	248	-52	158.00
K-11-0366	479029.91	7086886.36	1327.63	248	-64	151.70
K-11-0368	479078.45	7086820.78	1337.29	260	-54	235.00
K-11-0369	479078.99	7086820.89	1337.35	260	-65	260.00
K-11-0370	479159.57	7086677.26	1353.50	295	-50	173.00
K-11-0372	479189.90	7086717.18	1351.08	288	-50	380.00
K-11-0373	479190.38	7086715.89	1351.23	265	-53	404.00
K-11-0376	479191.42	7086715.19	1351.28	245	-61	521.00

Table 2
Assay Composites Calculated for 2011 Bermingham Drill Holes with assays completed to October
Using 30 g/t Ag cut‐off with a maximum of 2 meters unmineralized internal dilution.

Drill Hole	From (m)	To (m)	Interval (m)	True Width (m)	Vein	Ag (g/t)	Ag (oz/T)	Au (g/t)	Pb %	Zn %
K‐11‐0358	167.44	168.16	0.72	0.53		98.0	2.86	0.09	1.68	3.37
	180.00	185.00	5.00	3.67	BM	576.1	16.80	0.06	3.36	2.30
including	180.46	181.18	0.72	0.53		1744.3	50.87
and	182.88	183.49	0.61	0.45		2399.9	70.00
	191.50	193.22	1.72	1.26		32.8	0.96	0.02	0.09	0.46
	194.09	194.37	0.28	0.20		210.0	6.13	0.01	0.54	0.25
	196.42	209.17	12.75	9.42	BM‐FW	290.3	8.47	0.06	0.79	1.84
including	198.84	200.51	1.67	1.22		683.0	19.92
and	203.00	203.36	0.36	0.26		614.9	17.93
and	205.80	206.27	0.47	0.34		2103.2	61.34

K‐11‐0359	134.35	135.51	1.16	0.95	Aho	30.8	0.90	0.15	0.15	0.17
	161.76	162.46	0.70	0.59		39.2	1.14	0.07	0.22	0.46
	165.09	166.91	1.82	1.54	BM	1046.2	30.52	0.07	5.60	3.44
including	166.54	166.91	0.37	0.31		2469.9	72.04

K‐11‐0360	176.65	182.00	5.35	3.91	Aho	619.1	18.06	0.15	2.11	1.22
including	176.65	178.90	2.25	1.64		1357.0	39.58
that includes	178.65	178.90	0.25	0.18		7029.9	205.04
	187.15	187.48	0.33	0.27		54.4	1.59	0.11	0.04	0.12
	197.43	210.89	13.46	10.55	BM‐FW	60.0	1.75	0.02	0.15	1.08
including	199.50	199.64	0.14	0.11		790.0	23.04

K‐11‐0361	198.35	202.59	4.24	2.55	Aho	78.0	2.28	0.10	0.14	0.45
	210.84	215.85	5.01	3.39		137.9	4.02	0.03	0.99	1.88
including	213.92	214.84	0.92	0.62		543.1	15.84
	218.39	223.42	5.03	3.40		76.1	2.22	0.01	0.06	0.21
	231.07	232.79	1.72	1.78		193.0	5.63	0.03	0.52	0.47
	240.82	247.76	6.94	4.58	BM‐FW	809.9	23.62	0.07	2.49	2.89
including	242.26	244.27	2.01	1.33		2493.8	72.74
that includes	243.14	243.32	0.18	0.12		11891.0	346.82

K‐11‐0363	157.72	157.98	0.26	0.18	Aho	45.3	1.32	0.47	0.72	0.26
	197.62	207.06	9.44	6.50	BM	389.7	11.37	0.04	2.22	2.21
including	203.55	204.10	0.55	0.38		1320.0	38.50
	215.51	217.25	1.74	1.24	BM‐FW	569.3	16.61	0.29	0.56	0.70

K‐11‐0364	110.00	113.00	3.00	2.41	BM	39.4	1.15	0.08	0.49	1.61
	128.00	131.67	3.67	2.65	BM‐FW	141.7	4.13	1.11	0.49	3.24

K‐11‐0366	123.10	124.41	1.31	0.90	BM	45.3	1.32	0.30	0.39	2.70

K‐11‐0368	187.80	189.53	1.73	1.45	BM Splay	38.6	1.13	0.03	0.33	0.29
	194.91	196.80	1.89	1.59		90.1	2.63	0.07	0.11	0.05
	200.03	200.52	0.49	0.41	BM Splay	1230.0	35.88	0.06	2.40	1.79
	204.37	208.81	4.44	3.72		36.8	1.07	0.03	0.04	0.15
	214.28	214.85	0.57	0.45	BM‐FW	52.4	1.53	0.04	0.06	1.08

K‐11‐0369	201.60	207.57	5.97	4.44	BM	597.4	17.43	0.04	1.75	1.29
including	202.09	206.13	4.04	3.00		854.4	24.92
	210.12	211.47	1.35	1.00		43.0	1.25	‐0.01	0.15	0.09
	212.62	222.37	9.75	7.25	BM Splay?	233.9	6.82	0.03	0.20	0.17
	232.20	234.12	1.92	1.43	BM‐FW	66.8	1.95	0.00	0.08	0.33

K‐11‐0372	311.17	315.12	3.95	3.30	BM	446.8	13.03	0.10	0.41	0.86
including	334.45	335.66	1.21	1.01		4839.9	141.16
	329.70	330.30	0.60	0.50		238.0	6.94	0.01	0.12	6.37
	334.45	338.00	3.55	2.97	BM Splay	419.3	12.23	0.02	0.33	0.08
including	334.45	335.66	1.21	1.01		1180.0	34.42
	345.18	354.48	9.30	7.66	BM‐FW	229.3	6.69	0.03	0.31	0.22
	363.17	363.42	0.25	0.21	BM‐FW Splay?	724.0	21.12	0.03	0.70	0.59

K‐11‐0373	220.77	222.00	1.23	0.90		41.8	1.22	0.39	0.01	0.02
	348.96	350.06	1.10	0.90	BM	315.6	9.21	0.02	0.32	0.13
	354.04	357.94	3.90	3.21		102.0	2.97	0.00	0.81	0.04
	379.70	384.10	4.40	3.50	BM‐FW	184.7	5.39	0.01	0.13	0.41
	388.39	389.00	0.61	0.49		130.0	3.79	‐0.01	1.94	0.01

K‐11‐0376	287.77	288.77	1.00	0.74		57.6	1.68	0.37	0.18	0.28
	293.14	293.80	0.66	0.49		123.0	3.59	0.30	0.60	1.57

Table3
Assay Composites Calculated for 2011 Bermingham Drill Holes with assays completed to October
Using 10 g/t Ag cut‐off with a maximum of 2 meters unmineralized internal dilution.

Units	m	meters
	g	gram
	t	tonne
	T	shortton
	%	percent

Drill Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/T)
K-11-0358	167.44	170.29	2.85	2.08	33.4	0.97
	178.70	209.17	30.47	22.24	223.6	6.52

K-11-0359	134.35	139.53	5.18	4.22	13.6	0.40
	149.42	154.10	4.68	3.93	18.0	0.53
	156.68	167.06	10.38	8.80	200.8	5.86

K-11-0360	176.25	184.32	8.07	5.89	416.2	12.14
	187.15	189.43	2.28	1.85	19.9	0.58
	192.48	194.00	1.52	1.19	11.1	0.32
	194.66	210.89	16.23	12.72	52.3	1.52

K-11-0361	198.35	202.59	4.24	2.55	78.0	2.28
	205.25	205.70	0.45	0.30	13.9	0.41
	209.43	224.43	15.00	10.13	76.9	2.24
	231.07	232.79	1.72	1.18	193.0	5.63
	237.33	238.04	0.71	0.48	10.1	0.29
	239.00	247.76	8.76	5.78	644.8	18.81

K-11-0363	156.98	159.69	2.71	1.86	22.1	0.64
	190.47	190.71	0.24	0.17	15.7	0.46
	194.00	207.06	13.06	9.00	287.4	8.38
	212.00	213.30	1.30	0.93	10.2	0.30
	215.51	217.25	1.74	1.24	569.3	16.61

K-11-0364	110.00	113.00	3.00	2.41	39.4	1.15
	128.00	131.67	3.67	2.95	141.7	4.13

K-11-0366	118.93	120.20	1.27	0.87	12.0	0.35
	122.00	124.41	2.41	1.65	33.3	0.97

K-11-0368	185.00	200.52	15.52	13.03	61.5	1.79
	204.37	208.81	4.44	3.72	36.8	1.07
	214.28	214.85	0.57	0.45	52.4	1.53

K-11-0369	198.29	222.37	24.08	17.89	248.4	7.24
	231.49	234.96	3.47	2.58	46.1	1.35

K-11-0372	311.17	318.86	7.69	6.42	236.1	6.88
	326.00	327.38	1.38	1.15	16.8	0.49
	329.70	332.00	2.30	1.92	71.9	2.10
	334.45	338.00	3.55	2.97	419.3	12.23
	345.18	354.48	9.30	7.66	229.3	6.69
	363.17	363.42	0.25	0.21	724.0	21.12

K-11-0373	219.37	222.00	2.63	1.94	25.5	0.74
	348.96	350.06	1.10	0.90	315.6	9.21
	354.04	360.17	6.13	5.04	69.0	2.01
	379.70	389.00	9.30	7.39	101.5	2.96
	392.13	392.34	0.21	0.17	11.6	0.34

K-11-0376	287.77	290.00	2.23	1.63	32.7	0.95
	292.50	293.80	1.30	0.95	68.4	1.99
	312.95	316.76	3.81	2.78	12.9	0.38

Figure 1 Location of 2011 Drill Holes at Bermingham Property Completed to October 30

Figure 2 Longitudinal Section 2011 Drill Holes at Bermingham Property Completed to October Showing Greater Than 10 g/t and Greater Than 30 g/t Ag Composite Assay Intervals (viewed to the north).